EXHIBIT 8.1

JINPAN INTERNATIONAL LIMITED AND PRINCIPAL SUBSIDIARIES

AS OF DECEMBER 31, 2013

Name	State of Incorporation
Jinpan International (USA) Limited	State of New York
Jinpan Realty Group, LLC	State of New Jersey
Jinpan Electric (China) Company Limited	People’s Republic of China
Hainan Jinpan Electric Company Limited	People’s Republic of China
Hainan Jinpan R&D Company Limited	People’s Republic of China
Wuhan Jinpan Electric Company Limited	People’s Republic of China
Shanghai Jinpan Electric Company Limited	People’s Republic of China
Jinpan Electric Group Alternative Energy Equipment (Shanghai) Co. Ltd.	People’s Republic of China
Jinpan Electric Group Transmission and Distribution Automation Equipment (Shanghai) Co. Ltd.	People’s Republic of China
Shanghai Dong Dian International Trading Co. Ltd.	People’s Republic of China
Shanghai Pan-Ding Investment Co. Ltd.	People’s Republic of China
Guilin Jun Tai Fu Electric Co. Ltd.	People’s Republic of China